ANALYST CONFERENCE • WASHINGTON, DC • APRIL 8, 2011

Delivering Value… for Customers and Investors


Pepco Holdings, Inc

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding Pepco Holdings' intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause PHI's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond Pepco Holdings' control and may cause actual results to differ materially from those contained in forward-looking statements: prevailing governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; general economic conditions, including potential negative impacts resulting from an economic downturn; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence PHI's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and credit and capital market conditions; and effects of geopolitical events, including the threat of domestic terrorism. Any forward-looking statements speak only as to the date of this presentation and Pepco Holdings undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Pepco Holdings to predict all such factors, nor can Pepco Holdings assess the impact of any such factor on Pepco Holdings' business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing review of factors should not be construed as exhaustive. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.


Pepco Holdings, Inc

Today’s Agenda

• ***Opening Remarks***	Tony Kamerick
• ***Strategic Overview***	Joe Rigby
• ***Power Delivery Overview***	Dave Velazquez
• ***Regulatory Overview***	Tony Kamerick
• ***Pepco Energy Services Overview***	John Huffman
• ***Financial Overview***	Tony Kamerick
• ***Closing Remarks***	Joe Rigby


Pepco Holdings, Inc

Strategic Overview

Joe Rigby

Chairman, President & Chief Executive Officer


Pepco Holdings, Inc

Strategic Overview: PHI Today

- Fundamentally a regulated T&D utility with a clear value proposition
  - Focused on achieving continued reasonable regulatory outcomes
  - Working to achieve excellence in reliability and operations
  - Investing in an attractive service territory
- A complementary, profitable and growing energy services business
- Strong financial profile
- Stable investment grade credit profile
- Positioned to provide an above average total return to investors – combining a secure dividend with sustainable long term earnings growth

We are confident in our strategic direction


Pepco Holdings, Inc

Accomplishments Since Our Last Analyst Conference

- Clarified our strategic direction with the sale of Conectiv Energy
- Received decisions in Pepco's Maryland and Delmarva Power's Delaware Electric base rate cases resulting in an aggregate annual increase in revenue of $24 million
- Negotiated a settlement in Delmarva Power's Delaware Gas base rate case
- Received FERC transmission rate increases under the FERC formula resulting in an annual increase in revenue of $56 million
- Continued to advance "Blueprint for the Future" initiatives
- Signed $169 million of energy efficiency contracts in 2010 at PES
- Used Conectiv Energy sale proceeds to reduce PHI debt and issued $250 million in notes at PHI to refund higher cost debt
- Completed the restructuring of PHI corporate and shared services organizations resulting in the reduction of $28 million in annual costs that were previously allocated to Conectiv Energy
- Realized continuing operations EPS of $1.24*

*** Excludes special items. See Appendix for reconciliation of GAAP earnings to earnings excluding special items.**


Pepco Holdings, Inc

Strategic Direction Aligned with Industry Opportunities & Challenges

Industry Opportunities/Challenges		PHI's Strategic Position/Focus
Smart Grid	→	Blueprint for the Future
Aging and Inadequate Transmission Infrastructure	→	MAPP, Transmission Upgrades
Large Construction Programs, Regulatory Lag	→	Stable Investment Grade Credit Profile, Proposals Pending to Reduce Distribution Regulatory Lag
Excess Generation Capacity and Low Natural Gas Prices	→	Exited from the Generation Business
Tighter Environmental Regulation and Legislation	→	Exited from the Generation Business
Renewable Energy Standards	→	Working with State and Local Jurisdictions to Address Evolving Issues
Economic Recession/Regions with Net Migration	→	Continued Sales and Population Growth, Decoupling in Place for 64% of Forecasted Distribution Revenues
Service and Reliability	→	Reliability Enhancement Plan


Pepco Holdings, Inc

PHI's Value Proposition

Attractive Fundamentals

- A "pure play" regulated T&D company
- Clear strategic direction
- Stable and growing service territory
- Focus on operational excellence
- Profitable and growing ESCO

Strong Financial & Risk Profiles

- Stable investment grade credit
- Reduced financial and business risk
- Secure current dividend with EPS growth
- Valuation focus moving from yield to P/E

Positioned to deliver attractive total return to shareholders

Compelling Regulated Capital Investment Opportunities

- MAPP
- Blueprint
- Load growth
- System upgrades

Supportive Regulatory Environment

- Reasonable regulatory outcomes
- Proposed changes to streamline ratemaking process to reduce distribution regulatory lag
- FERC formula rates for transmission assets
- Approval and recovery of Blueprint in DE, DC and MD (Pepco) jurisdictions
- Decoupled rates for approximately 64% of forecasted distribution revenues


Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI's Strategic Focus

Power Delivery


atlantic city
electric
A PHI Company

delmarva
power
A PHI Company

pepco
A PHI Company

- Invest in T&D infrastructure
- Focused on reliability and operational excellence
- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling
- Achieve reasonable regulatory outcomes

Pepco Energy Services


pepco
Energy Services

- Build profitable market share in the energy performance contracting business focused on government customers
- Increase earnings contribution from energy services

Operating Income Business Mix

Forecasted 2011-2015


5 - 10%
90 - 95%

Regulated Utility Operations
Pepco Energy Services


Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Strong T&D Infrastructure Investment Growth



$12
$10
$8
$6
$4
$2
$-
(Billions of Dollars)
$5.1
24%
76%
$5.6
42%
58%
($2.6)
23%
77%
$8.1
37%
63%
2010
Rate Base
Estimate
Plant Placed
In Service
Depreciation /
Other
2015
Rate Base
Projection
Distribution
Transmission*

Rate base increases by ~ 60% by 2015

Plan focused on reliability and operational excellence

* **Assumes MAPP in-service date of 2015.**

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI Key Challenges

- Reliability and service restoration concerns in Pepco service area
- Regulatory lag
- MAPP in-service date
- Seamless roll-out of AMI
- IRS challenge of cross-border leases


Pepco Holdings, Inc

2011 Focus

- Focus on reliability, infrastructure expansion and operational excellence
- File next round of rate cases and achieve reasonable outcomes, including those that reduce regulatory lag
- Continue to implement Blueprint for the Future
- Implement electric and gas decoupling in Delaware
- Profitably grow the energy services business and continue wind down of retail energy supply at Pepco Energy Services

Our strategic direction is clear – 2011 is about executing our plan


Pepco Holdings, Inc

PHI – Well Positioned

- Clear value proposition – focused T&D business
- Significant regulated capital plan that will enable the utilities to meet customers' expectations
- Strategic direction aligned with industry trends
- Low risk profile, including low exposure to environmental regulations
- Strong financial profile
- Reasonable regulatory outcomes, including FERC formula rates
- Manageable financing plan

We are positioned to provide an attractive total return to our shareholders

Note: See Safe Harbor Statement at the beginning of today's presentations.

Strategic Overview

Joe Rigby

Chairman, President & Chief Executive Officer


Pepco Holdings, Inc

Appendix


Pepco Holdings, Inc

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings from Continuing Operations *(Millions of dollars)*	Twelve Months Ended December 31, 2010	2009
Reported (GAAP) Net Earnings from Continuing Operations	$139	$223
Special Items:		
• Debt extinguishment costs	113	–
• Restructuring charge	18	–
• Effects of Pepco divestiture-related claims	6	–
• Mirant bankruptcy settlement	–	(24)
• Maryland income tax benefit	–	(11)
Net Earnings from Continuing Operations, Excluding Special Items	$276	$188

Earnings per Share from Continuing Operations	Twelve Months Ended December 31, 2010	2009
Reported (GAAP) Earnings per Share from Continuing Operations	$0.62	$1.01
Special Items:		
• Debt extinguishment costs	0.51	–
• Restructuring charge	0.08	–
• Effects of Pepco divestiture-related claims	0.03	–
• Mirant bankruptcy settlement	–	(0.11)
• Maryland income tax benefit	–	(0.05)
Earnings per Share from Continuing Operations, Excluding Special Items	$1.24	$0.85


Pepco Holdings, Inc


atlantic city electric
HYBRID

Power Delivery

Dave Velazquez
Executive Vice President, Power Delivery

Pepco Holdings, Inc

Business Overview – Power Delivery

	Service	Customers	GWh	Bcf	Service Area	Population
pepco A PHI Company	*Electric*	787,000	27,665	N/A	640 square miles - District of Columbia, major portions of Price George's and Montgomery Counties in Maryland	2.2 million
delmarva power A PHI Company	*Electric*	500,000	12,853	N/A	5,000 square miles - Delmarva Peninsula	1.3 million
	Gas	123,000	N/A	19	275 square miles - Northern Delaware	.5 million
atlantic city electric A PHI Company	*Electric*	548,000	10,185	N/A	2,700 square miles - Southern one-third of New Jersey	1.1 million
Total		1,958,000	50,703	19		

2010 Annual Data


Pepco Holdings, Inc

2010 In Review

- Executed regulatory strategy
- Made good progress on installation of advanced metering in Delaware and the District of Columbia
- Gained approval for the installation of advanced metering in Pepco - Maryland
- Invested $765 million in T&D infrastructure
- Accelerated reliability enhancement plans
- Continued progress on improving operational efficiency

2010 Financial Performance – Power Delivery

Earnings Per Share*

2009	Dist Rate Increases	Trans Rate Increase	Interest on Tax Settlement	Temperature Variations	Other, net	Other Distribution Revenue	ACE/BGS Unbilled Revenue	SOS	Dilution	Depreciation	Tax Adjustments	O&M	2010
$0.74	$0.11	$0.10	$0.09	$0.07	$0.06	$0.05	$0.03	$0.02	-$0.01	-$0.04	-$0.07	-$0.12	$1.03

Key Drivers

- **Higher distribution revenue - rate case decisions**
- **Higher transmission revenue - increased investment**
- **Higher sales - temperature driven**
- **Federal income tax settlement (2001 and 2002)**
- **Higher O&M expense - storms, tree-trimming and environmental remediation costs**

* **Excludes special items; see Appendix for reconciliation of EPS to GAAP.**



2011 Focus

- Improve the “customer experience” - improve reliability, and storm response and communications with customers
- Continue to implement Blueprint for the Future
  - Complete Delaware smart meter installation by year end
  - Continue deployment of smart meters in Pepco region (continue in the District of Columbia and start in Maryland)
  - Activate first phase of customer benefits
- Continue investments in T&D infrastructure
  - Complete projects on time and within budget
  - Gain clarity from PJM on MAPP in-service date

Note: See Safe Harbor Statement at the beginning of today’s presentations.

Diverse, Stable Service Territory

Customer Diversity, 2010 MWh Sales


Residential 37%
Government 10%
Industrial 6%
Commercial 47%

Regulatory Diversity, 2010 Revenues


NJ
16%
MD
33%
DE
18%
FERC
13%
DC
20%

- PHI's service territory has been less impacted by the recessionary environment due to its customer makeup
  - Small industrial load (6%)
  - Strong governmental presence (10%)
- Employment has remained more stable in PHI's service territory

Total Non-Agricultural Employment

	2009	2010	2011E
PHI	-2.0%	1.5%	0.7%
National	-3.8%	0.7%	1.6%

- Vacancy rates decreased in 2010 for office space in the District of Columbia and warehouse space in New Jersey; remained stable in Delaware

Source: US Bureau of Labor Statistics; 2011 based on IHS Global Insight and internal estimates.



Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Customer Growth

	Sales (GWh)*		Forecasted Annual Average Growth			
			Sales		Customer	
	2010	2011	2010-2011	2010-2015	2010-2011	2010-2015
Pepco	26,670	26,944	1.0%	1.0%	1.4%	1.9%
Delmarva Power	12,473	12,698	1.8%	0.4%	0.8%	1.2%
Atlantic City Electric	9,904	10,011	1.1%	1.1%	0.8%	0.9%
Total Power Delivery	**49,047**	**49,653**	**1.2%**	**0.9%**	**1.0%**	**1.4%**

*Weather Normalized

We expect continued growth over the long-term across our service territory

Note: See Appendix for detailed sales and customer growth forecasts.


Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Power Delivery – O&M

(Millions of Dollars)	2010 Actual	2011 Forecast
Base	$ 631	$ 654
Tree Trimming (total)	30	43
Major Storms (incremental)	18	10
Environmental Remediation	17	-
Sub-Total	696	707
Reimbursable/Recoverable*	113	111
Total O&M	$ 809	$ 818

* This includes various items that are customer reimbursed or recoverable through rates in the same year, such as default electricity supply, customer reimbursed service work, claims, Atlantic City Electric bad debt expense, and regulatory commission expenses.

Forecast Construction Expenditures – 2011 - 2015



(Millions of Dollars)
MAPP
$1,147
Distribution
$2,518
Other
Transmission
$975
Blueprint
$212
Other
$364
Distribution
Transmission
Total = $5,216
$1,500
$1,000
$500
$0
Millions of Dollars
$1,072
$1,169
$1,052
$1,030
$893
2011
2012
2013
2014
2015
Distribution
Transmission
$1,500
$1,000
$500
$0
Millions of Dollars
$1,072
$1,169
$1,052
$1,030
$893
2011
2012
2013
2014
2015
Atlantic City Electric Co
Delmarva Power
Potomac Electric Power Co

Notes: Amounts are net of anticipated reimbursement pursuant to awards from the U.S. Department of Energy (DOE) under the American Recovery and Reinvestment Act of 2009 (ARRA).

Assumes MAPP in-service date of 2015. See Appendix for detailed construction forecast.

Forecast Construction Comparison

(Millions of Dollars)	2011	2012	2013	2014	2015
March 2010 *	$ 1,089	$ 1,212	$ 1,228	$ 1,194	N/A
December 2010 *	1,072	1,169	1,052	1,030	893
Change	$ (17)	$ (43)	$ (176)	$ (164)	N/A

Change in Construction Forecast 2011-2014	
Key Drivers of Change:	
Distribution - Reliability enhancement plans	$ 126
Distribution - Slower load growth and new service connections	(288)
Transmission - Slower load growth/equipment replacement	(182)
Deferral of MAPP in-service date from 2014 to 2015	(64)
Other, net	8
Total	$ (400)

* Amounts are net of anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

Construction Program - 2011 – 2015

(Millions of Dollars)

Transmission

Pepco		Delmarva Power		Atlantic City	
MAPP	$ 678	MAPP	$ 469	Orchard-Mickelton	$ 6
Brighton	18	Oak Hall-Wattsville	3		
Burches Hill	38	Indian River	18		
Dickerson	11				
Other transmission projects	323	Other transmission projects	412	Other transmission projects	146
Total	$ 1,068		$ 902		$ 152

Distribution

Pepco		Delmarva Power		Atlantic City	
Install AMI Meters	$ 46	Install AMI Meters	$ 58	Install AMI Meters	$ 100
AMI IT Systems	3	AMI IT Systems	3	AMI IT Systems	1
Reliability Projects	716	Reliability Projects	354	Reliability Projects	324
Additional New Substations	14	Additional New Substations	26	Additional New Substations	35
Additional New Feeders	32	Additional New Feeders	5	Additional New Feeders	7
Customer, Load & Other Projects	735	Customer, Load & Other Projects	389	Customer, Load & Other Projects	246
Total	$ 1,546		$ 835		$ 713
Total T&D	$ 2,614		$ 1,737		$ 865

Significant infrastructure investment opportunities exist in each of the utilities

(1) Transmission projects shown in green were granted 150 basis point ROE adder by the FERC.
(2) Installation of AMI meters and IT systems is contingent on Delmarva-Maryland and New Jersey regulatory approval.
(3) Amounts are net of anticipated reimbursements pursuant to awards from the U.S. DOE under the ARRA.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Mid-Atlantic Power Pathway (MAPP) – Project Update



Baltimore
Dover
Washington, DC
Georgetown
Burches Hill
Chalk Pt.
Possum Pt.
Cambridge
Indian River
Calvert Cliffs
Vienna
Salisbury
North Anna
MAPP HVAC Power Line
MAPP HVDC Power Line
Nuclear Generation
Fossil Generation
Substation
AC/DC Converter Station

Total Projected Construction Cost: $1.2 billion
Current In-Service Date: June 2015
FERC Approved ROE: 12.8%

PJM

- In December, PJM released new load forecast showing significantly reduced loads
- PJM is developing the 2011 transmission plan based on reduced load forecast

Pending Regulatory Approvals

- Filed an updated CPCN in Maryland on November 12, 2010; expect Final Order January 2012
- Field reviews with state and federal environmental agencies substantially completed for Southern Maryland portion
- Delaware and Maryland state environmental permits to be filed in April 2011
- DOE Environmental Impact Statement (EIS) underway: public comment sessions were held during the week of March 21, 2011

Forecast Construction Expenditures – MAPP In-Service Date Scenarios

(Millions of Dollars)

2015 MAPP In-Service Date

Distribution	$2,518	48%
Transmission (12.8% ROE)	$1,241	24%
Transmission (11.3% ROE)	$881	17%
Blueprint & Other	$576	11%

Total $5,216

2017 MAPP In-Service Date

Distribution	$2,643	50%
Transmission (12.8% ROE)	$1,122	21%
Transmission (11.3% ROE)	$968	18%
Blueprint & Other	$576	11%

Total $5,309

2019 MAPP In-Service Date

Distribution	$2,643	53%
Transmission (12.8% ROE)	$649	13%
Transmission (11.3% ROE)	$1,167	23%
Blueprint & Other	$576	11%

Total $5,035

Changes (2011 - 2015) (2017 MAPP In-Service Date)

MAPP	$	(119)
Distribution		125
Transmission		87
Net Change	$	93

Changes (2011 - 2015) (2019 MAPP In-Service Date)

MAPP	$	(592)
Distribution		125
Transmission		286
Net Change	$	(181)

Note: Amounts are net of anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.


Pepco Holdings, Inc

MAPP – Construction Expenditures

(Millions of Dollars)

2015 In-Service Date



	2008	2009	2010	2011	2012	2013	2014	2015	Post 2015	Total
Pepco	$ 5	$ 22	$ 19	$ 112	$ 216	$ 166	$ 139	$ 45	$ 8	$ 732
Delmarva Power	1	8	11	51	146	138	74	60	-	489
Total	$ 6	$ 30	$ 30	$ 163	$ 362	$ 304	$ 213	$ 105	$ 8	$ 1,221

$ 1,147 (2011–2015)

2017 In-Service Date



	2008	2009	2010	2011	2012	2013	2014	2015	Post 2015	Total
Total	$ 6	$ 30	$ 30	$ 73	$ 191	$ 254	$ 258	$ 252	$ 127	$ 1,221

$ 1,028 (2011–2015)

2019 In-Service Date



	2008	2009	2010	2011	2012	2013	2014	2015	Post 2015	Total
Total	$ 6	$ 30	$ 30	$ 10	$ 10	$ 10	$ 163	$ 362	$ 600	$ 1,221

$ 555 (2011–2015)

Note: Construction expenditures for in-service dates post-2015 not adjusted for inflation or changes in material prices.


Pepco Holdings, Inc

Reliability Enhancement Plan

- Acceleration of existing multi-year plan designed to significantly improve reliability
- Both engineering and construction work on the plan are already underway - additional tree trimming, priority feeder work, URD cable replacement, and substation supply line improvements
- Outside expertise has been retained to provide insight into industry best practices
- Level of expenditures will be adjusted as necessary to deliver target improvements in reliability
- Total forecasted five year expenditures for plan (2011-2015, primarily capital), including all jurisdictions, are $1.2 billion

Reliability Standards

Maryland

- The PSC recently proposed new rules (RM 43) covering reliability, storm restoration, tree trimming, and customer service standards effective in 2011
- New rules provide for civil penalties for failure to meet standards
- PHI has stated that it "supports reasonable and achievable reliability and service quality standards"
- Hearings were held on March 24 and rules are expected to be finalized late 2011
- Legislation, initiated by the Governor, is also pending in the House (HB 391) and Senate (SB 692), directing the PSC to adopt regulations by July 2012, expected to pass in this session (which ends April 11)

Other Jurisdictions

- Delaware, New Jersey, and the District of Columbia all have reliability standards which Delmarva Power, Atlantic City Electric and Pepco meet, respectively
- The District of Columbia PSC recently proposed revisions to their rules that would require Pepco to meet "benchmark levels" for reliability starting in 2013, expected to be finalized in 2nd quarter of 2011
- Reliability and customer service targets are also part of Phase II of the ACE rate case


Pepco Holdings, Inc

PHI's Blueprint for the Future

Blueprint for the Future is a comprehensive initiative covering all aspects of our utility business

- Smart grid activities:
  - AMI (Advanced Metering Infrastructure) – includes smart meters and communication and data infrastructure
  - Customer applications – empowering customers
  - Distribution Automation
  - Advanced transmission – includes HVDC and synchrophasors
- Dynamic pricing
- Energy efficiency and demand response programs
- Revenue decoupling
- Renewable energy, electric vehicles and other distributed generation


Pepco Holdings, Inc

AMI – Under Construction – DE, DC and MD



AMI DPL-DE Electric Installations & Activations
Cumulative Total (000s)
350
300
250
200
150
100
50
0
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
AMI Pepco-DC Electric Installations & Activations
Cumulative Total (000s)
350
300
250
200
150
100
50
0
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
Jan 12
Feb 12
Mar 12
Apr 12
AMI Pepco-MD Electric Installations & Activations
Cumulative Total (000s)
600
500
400
300
200
100
0
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
Jan 12
Feb 12
Mar 12
Apr 12
May 12
Jun 12
Jul 12
Aug12
Installation - Electric
Activations Planned

Customer Benefits

2011 – DE, DC

- Cost efficiencies being realized via automated meter reading
- Energy Advisors using interval usage data are helping to solve customer concerns
- Customers have view of energy usage via web
- Outage processing

2012 – DE, DC, MD

- Continued realization of cost efficiencies via automated meter reading
- Energy Advisors continue to work with customers in all regions
- Continued rollout of web presentment of usage data
- Continued rollout of outage processing
- Proposed rollout of dynamic pricing

Dynamic Pricing – Status

- Have filed with Delaware, Maryland, and the District of Columbia for implementation of dynamic pricing. Deferred in New Jersey, pending AMI
- Proposing either Critical Peak Rebate (CPR) or a combination of CPR and Critical Peak Pricing (CPP) rate structures
- Maryland approved in concept CPR rate structure for all Standard Offer Service (SOS) residential customers (no opt-out) last September
- No implementation plans have been approved yet
- In all three jurisdictions, proposed to offer dynamic pricing to a group of several thousand residential customers in 2012, with rollout to all customers in 2013
- Proposed similar rollout strategy for non-residential SOS customers, phase-in beginning in 2013 with full rollout in 2014


Pepco Holdings, Inc

Demand Response and Energy Efficiency – Status

Demand Response

- Direct load control program started in Maryland in June 2009, target of 289 MW by 2015
- Direct load control program started in New Jersey in Q2 2010, target of 51 MW by 2015
- District of Columbia and Delaware programs are planned to start in 2012; heritage program in place in Delaware

Energy Efficiency

- Energy efficiency programs launched in 2009-2010
- **Maryland:**
  - Residential: Home Performance with EnergySTAR™ HVAC Rebates, Efficient Appliance Rebates and Lighting Buy Downs, and Qualifying Income Energy Weatherization Audits and High Efficiency Equipment Replacement
  - Non-Residential: Prescriptive Lighting and Other Measure Rebates, HVAC Rebates, Custom Rebates, and Building Commissioning
- **DC:**
  - Energy Efficiency programs terminated in DC in September 2010 due to fiscal situation; Sustainable Energy Utility startup is pending

PHI's Current Targets for Load Reductions (from AMI enabled dynamic pricing and direct load control programs)



1,000
500
0
Average Annual
Load Reductions (MW)
2011
2012
2013
2014
2015
MD
DE
NJ
DC



Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Demand Side Management Initiatives

	MD	DE	DC	NJ
Energy Efficiency and Conservation (EE&C)	Ongoing	SEU*	SEU*	Filed
Direct Load Control	Ongoing	Heritage program in place; new plan to be filed	Filed	Ongoing
AMI-Enabled Dynamic Pricing	Filed CPR and CPP; CPR approved in concept	Filed (CPR only)	Filed (CPR only)	N/A
AMI Customer Education	Pepco – Approved Delmarva – Planned	Planned	Filed	N/A

* **SEU denotes Sustainable Energy Utility which is a non-utility, governmental organization charged with implementing EE&C programs funded by ARRA Grants and Regional Greenhouse Gas Initiative auctions.**

Cost Recovery

MD (Pepco), NJ	EE&C, DLC	Surcharge
DE, DC, MD	AMI	Regulatory Asset


Pepco Holdings, Inc

Blueprint for the Future – Some Key Considerations

- Public education, understanding and perception is a key focus
- Customer and operational benefits will be realized over time
- Customer adoption and participation is a key enabler of benefits
- Customers will begin to manage their energy usage the same way they manage other purchases

Smart Grid is not a destination, it is an ongoing evolution


Pepco Holdings, Inc

Power Delivery Business Outlook

- Continued improvement in operating performance – safety, customer satisfaction, reliability, cost
- Over $5.2 billion in planned infrastructure investment over next 5 years - change in MAPP in-service date will not materially change anticipated total spend
- Continued smart grid deployment backed by stimulus grants
- Revenue growth through modest, long-term growth in the number of customers – comparatively strong, resilient economy
- Achieving reasonable regulatory outcomes – ongoing rate cases, decoupling, and FERC formula and incentive rates

Our plan positions us for significant long-term growth in both transmission and distribution


atlantic city
electric
HYBRID

Power Delivery

Dave Velazquez
Executive Vice President, Power Delivery

Pepco Holdings, Inc

Appendix


Pepco Holdings, Inc

Construction Expenditure Forecast

(Millions of Dollars)	2011	2012	2013	2014	2015	5 Year Total
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 124	$ 133	$ 141	$ 141	$ 148	$ 687
Reliability (facility replacements/upgrades for system reliability)	314	285	275	273	272	1,419
DOE Reimbursement[1]	(12)	(9)	(4)	-	-	(25)
Load (new/upgraded facilities to support load growth)	73	61	67	112	124	437
Distribution - Blueprint:						
Advanced Metering Infrastructure (AMI) [2]	128	59	8	92	-	287
DOE Reimbursement[1]	(58)	(17)	-	-	-	(75)
Transmission:						
Customer Driven	8	7	6	10	12	43
Reliability (facility replacements/upgrades for system reliability)	39	21	24	15	11	110
Load and Other	198	197	167	112	148	822
Mid Atlantic Power Pathway [3]	163	362	304	213	105	1,147
Gas Delivery	20	20	20	20	20	100
Information Technology	10	10	10	11	10	51
Corporate Support and Other	65	40	34	31	43	213
Total Power Delivery	$1,072	$1,169	$ 1,052	$1,030	$ 893	$ 5,216

(1) Reflects the remaining anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

(2) Installation of AMI in Delmarva-Maryland and New Jersey is contingent on regulatory approval.

(3) Assumes MAPP in-service date of 2015.



Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Construction Expenditure Forecast

(Millions of Dollars)	2011	2012	2013	2014	2015
Pepco					
Distribution	$291	$273	$259	$288	$317
Blueprint	103	19	0	0	0
Transmission	136	86	74	30	64
MAPP*	112	216	166	139	45
Other	28	16	10	13	19
DOE Reimbursement	(65)	(22)	(3)	0	0
Delmarva Power					
Distribution	$113	$105	$116	$126	$113
Blueprint	21	40	0	0	0
Transmission	76	107	88	82	80
MAPP*	51	146	138	74	60
Other	47	41	38	36	39
Atlantic City Electric					
Distribution	$107	$101	$108	$112	$114
Blueprint	4	0	8	92	0
Transmission	33	32	35	25	27
Other	20	13	16	13	15
DOE Reimbursement	(5)	(4)	(1)	0	0
Totals					
Distribution	$511	$479	$483	$526	$544
Transmission	245	225	197	137	171
Other	95	70	64	62	73
Blueprint	128	59	8	92	0
MAPP	163	362	304	213	105
DOE Reimbursement	(70)	(26)	(4)	0	0
Total Power Delivery	**$1,072**	**$1,169**	**$1,052**	**$1,030**	**$893**

*** Assumes MAPP in-service date of 2015.**

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales Growth

(Sales in GWh*)	2010	2011	2012	2013	2014	2015
Potomac Electric Power Company						
Residential	7,790	7,848	7,942	7,969	8,059	8,161
Commercial	18,720	18,930	19,119	19,290	19,524	19,758
Industrial	-	-	-	-	-	-
Other	160	166	167	167	167	167
Subtotal	26,670	26,944	27,228	27,426	27,750	28,086
Delmarva Power & Light Company						
Residential	5,077	5,120	4,923	4,833	4,726	4,626
Commercial	5,233	5,300	5,386	5,440	5,549	5,658
Industrial	2,115	2,228	2,312	2,336	2,374	2,398
Other	48	50	51	51	51	51
Subtotal	12,473	12,698	12,672	12,660	12,700	12,733
Atlantic City Electric Company						
Residential	4,456	4,491	4,499	4,517	4,579	4,612
Commercial	4,402	4,495	4,587	4,667	4,739	4,810
Industrial	998	976	981	984	984	985
Other	48	49	49	49	49	49
Subtotal	9,904	10,011	10,116	10,217	10,351	10,456
PHI Power Delivery						
Residential	17,322	17,459	17,364	17,319	17,364	17,399
Commercial	28,356	28,725	29,092	29,397	29,812	30,226
Industrial	3,113	3,204	3,293	3,320	3,358	3,383
Other	256	265	267	267	267	267
Total	49,047	49,653	50,016	50,303	50,801	51,275

*** Weather normalized**

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Residential Customer Growth

Electric Customers*

	2009	2010	2011	2012	2013	2014	2015
Potomac Electric Power Company							
Residential	704,575	713,148	726,521	741,039	757,145	775,309	795,464
Annual Increase		1.2%	1.9%	2.0%	2.2%	2.4%	2.6%
Delmarva Power & Light Company							
Residential	438,601	440,595	446,569	452,224	457,930	463,572	469,230
Annual Increase		0.5%	1.4%	1.3%	1.3%	1.2%	1.2%
Atlantic City Electric Company							
Residential	480,891	482,060	487,606	492,199	496,771	501,335	505,886
Annual Increase		0.2%	1.2%	0.9%	0.9%	0.9%	0.9%
Total Power Delivery							
Residential	1,624,067	1,635,803	1,660,696	1,685,462	1,711,846	1,740,216	1,770,580
Annual Increase		0.7%	1.5%	1.5%	1.6%	1.7%	1.7%

*** End-of-period amounts**


Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Blueprint for the Future – DOE Funding

Pepco-DC	Pepco-MD	ACE-NJ
- 280,000 smart meters - 20,000 Direct Load Control (DLC) devices - 17 Automated Sectionalizing & Reclosing (ASR) systems - Dynamic pricing - Enabling communications	- 570,000 smart meters - 168,000 DLC devices - 62 ASR systems - Dynamic pricing - Enabling communications	- 25,000 DLC devices - 20 ASR systems - 158 Capacitor banks - Enabling communications
$44.6M	**$104.8M**	**$18.7M**

- Smart Grid Investment Grant awards have been granted to Pepco DC, Pepco MD and ACE; contracts were signed in April 2010
- PHI also received a $4 million Smart Grid Workforce Training Grant
- DOE awarded PHI $168 million under the ARRA - $100 million to offset AMI; $30 million to be used to offset distribution automation; and $38 million to offset expenses associated with direct load control programs
- Started receiving reimbursements from DOE in Q3 2010
- Metric/benefit reporting plan approved by DOE and Q4 2010 data submitted
- Maryland regulatory approval of AMI for Pepco customers received in early 2011


Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Blueprint for the Future – Costs

Construction Costs

(Millions of Dollars)	2011	2012	2013	2014	Total
Advanced Metering Infrastructure (AMI)					
Atlantic City Electric[1]	$ -	$ -	$ 8	$ 92	**$ 100**
Delmarva Power[1]	18	40	-	-	**58**
Pepco	96	19	-	-	**115**
AMI System Improvements	14	-	-	-	**14**
Subtotal	$ 128	$ 59	$ 8	$ 92	**$ 287**
DOE Reimbursement[2]	(58)	(17)	-	-	**(75)**
Total	**$ 70**	**$ 42**	**$ 8**	**$ 92**	**$ 212**

Demand Response and Energy Efficiency Expenditures – 2011-2015[3]

	2011	2012	2013	2014	2015	Total
Pepco - District of Columbia	$ 8	$ 8	$ 2	$ 2	$ 1	**$ 21**
Pepco - Maryland	46	48	28	28	28	**178**
Delmarva - Delaware	1	6	4	2	2	**15**
Delmarva - Maryland	16	14	10	9	10	**59**
Atlantic City Electric - New Jersey	3	3	5	1	-	**12**
Subtotal	$ 74	$ 79	$ 49	$ 42	$ 41	**$ 285**
DOE Reimbursement[2]	(13)	(14)	(3)	-	-	**(30)**
Total	**$ 61**	**$ 65**	**$ 46**	**$ 42**	**$ 41**	**$ 255**

(1) Installation of AMI in Delmarva-Maryland and New Jersey is contingent on regulatory approval.
(2) Reflects the remaining anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.
(3) Demand response and energy efficiency program costs are recorded as deferred regulatory assets or recovered through a surcharge.

Reconciliation of Power Delivery GAAP Earnings to Earnings Excluding Special Items

2009 EPS Excluding Special Items	$	**0.74**
2009 Special Items		
• Mirant Settlement, net of customer sharing		0.11
• Maryland Income Tax Benefit, net of fees		0.05
2009 EPS (GAAP)	**$**	**0.90**
2010 EPS Excluding Special Items	$	**1.03**
2010 Special Items		
• Restructuring Charge		(0.08)
• Effects of Pepco generation assets divestiture-related claims		(0.03)
2010 EPS (GAAP)	**$**	**0.92**


Pepco Holdings, Inc

Regulatory Overview

Tony Kamerick
Senior Vice President & Chief Financial Officer


Pepco Holdings, Inc

Executing Our Regulatory Strategy – A Core Competency

- Years of experience in multi-jurisdictional construct
- Demonstrated capability to manage simultaneous cases
- Demonstrated leadership in emerging regulatory issues
  - Decoupling
  - Smart Grid Cost Recovery
  - Energy Efficiency Cost Recovery
  - Stimulus Funding
  - Dynamic Pricing


Pepco Holdings Inc

Regulatory Highlights – 2010 to Present

- Four distribution base rate case decisions received since early 2010 authorizing a total annual increase of $64 million; two cases pending:
  - Pepco – District of Columbia, March 2010
  - Atlantic City Electric – New Jersey, June 2010
  - Pepco – Maryland, July 2010
  - Delmarva Power (Electric) – Delaware, February 2011
  - Delmarva Power (Gas) – Delaware, pending (settlement agreement reached)
  - Delmarva Power – Maryland, pending (filed December 2010)
- Received annual transmission rate adjustments totaling $56 million under FERC formula rate process, effective June 1, 2010
- Advanced Blueprint for the Future initiatives
  - Smart Grid
  - Energy efficiency and demand response programs
  - Dynamic Pricing
- Revenue decoupling in place for 64% of forecasted regulated distribution revenue
  - Implemented in Maryland and the District of Columbia
  - Implementation in Delaware pending approval and implementation of a customer education plan (expected in first half of 2012)


Pepco Holdings Inc

Regulatory Environment

Strengths

- Recent distribution rate case decisions have generally reflected adherence to key ratemaking precedents
- Regulators have been supportive of cost recovery for AMI, energy efficiency and demand response initiatives
- Regulators have been supportive of decoupling efforts in Maryland, the District of Columbia and Delaware
- Formula rates in place at FERC

Challenges

- Recent lower ROEs in certain distribution jurisdictions
- Regulatory lag in distribution business
- Current focus on improving reliability and customer service

Regulatory Diversity

2010 Rate Base*



NJ
16%
MD
26%
DE
13%
DC
21%
FERC
24%

*** Based on estimated year-end 2010 rate base.**



Pepco Holdings Inc

Rate Base Summary

2010 Transmission and Distribution Rate Base by Company*

(Millions of Dollars)

Transmission	
Pepco	$ 508
Delmarva	372
Atlantic City	351
Total - Transmission	$ 1,231

Distribution	
Pepco - Electric	$ 2,009
Delmarva - Electric	787
Delmarva - Gas	212
Atlantic City - Electric	830
Total - Distribution	$ 3,838

Total Rate Base	$ 5,069



40%
10%
16%
7%
4%
7%
16%

Distribution is 76% and Transmission is 24% of our 2010 preliminary rate base

* Preliminary numbers

Focus on Regulatory Lag

(Millions of Dollars)	Pepco	Delmarva Power	Atlantic City Electric	Total
Adjusted Earnings	$ 109	$ 54	$ 58	$ 221
Average Equity	$ 1,431	$ 819	$ 688	$ 2,938
Adjusted ROE	7.62%	6.59%	8.43%	7.52%
Target Financial ROE*	9.85%	10.15%	10.35%	
Additional Earnings Required to Achieve Target ROE	$ 32	$ 29	$ 13	$ 74
Revenue Required (Lag)	**$ 53**	**$ 48**	**$ 22**	**$ 123**
Additional Earnings from 1% Increase in Utilities ROE	$ 14	$ 8	$ 7	$ 29

* **Target financial ROE reflects estimated weighted average authorized return on equity based on the estimated 2010 rate base. Reduced ROEs by 25 basis points to allow for the historical differences between "financial" and "regulatory" cost of service.**

See Appendix for reconciliation of GAAP earnings to adjusted earnings.


Pepco Holdings Inc

Distribution Rate Cases – Proposed Settlement
Delmarva Power – Delaware Gas

(Millions of Dollars)	Delmarva Power DE Gas Case - Docket 10-237	
	Final Position	Proposed Settlement[1]
Date	12/3/10	2/9/11
Adjusted Rate Base	$236.5	N/A
Equity Ratio	48.3%	48.3%
Return on Equity	11.0% [2]	10.0%
Revenue Requirement	$10.2	$5.8
Residential Total Bill % Increase	5.07%	2.84%

- Interim rates
  - Interim rate increase of $2.5 million put into effect August 31, 2010, subject to refund
  - Balance of requested increase put into effect February 2, 2011, subject to refund
- Decoupling status
  - Parties agreed to defer the request to place revenue decoupling into effect until an implementation plan is developed

(1) The settlement is subject to the approval of the Delaware Public Service Commission

(2) Requested return on equity position without revenue decoupling is 11.25%



Distribution Rate Cases – Pending
Delmarva Power – Maryland

DPL MD Electric - Case Number 9249	
(Millions of Dollars)	
Adjusted Rate Base	$355.9
Equity Ratio	49.03%
Return on Equity	10.75%
Revenue Requirement	**$17.8**
Test Year Ending	12/31/10
Customer Bill % Increase	2.80%

Procedural Schedule	
Initial Filing Date	12/21/10
Staff/Intervenors Testimony	4/11/11
Rebuttal Testimony	5/10/11
Evidentiary Hearings	5/31 - 6/7/11
Initial Briefs	6/20/11
Reply Briefs	6/27/11
Expected Timing of Decision	7/19/11

Drivers of requested increase:

- Under-earning at current authorized ROE
- Reliability investment

Distribution Rate Cases – Pending
Delmarva Power – Maryland (continued)

- Filing includes:
  - Comprehensive discussion of regulatory lag and its negative effects
  - Perspective of investors by addition of a new Company witness
- Two regulatory lag mitigation measures proposed in filing:
  - *Reliability Investment Recovery Mechanism* - Provides full and timely recovery of future capital investments related to distribution system reliability
  - *Annual Rate Review Process* - Adjusts rates annually using actual financial data and the return on equity approved in the most recent case to calculate the revenue requirement which is then used as the basis for rate adjustments


Pepco Holdings Inc

Continued Consideration of Regulatory Lag Reduction Mechanisms

- Formula rates at retail level/annual review process
- Rate adjustment/tracker mechanisms
- Future test periods
- Use of end of period rate base
- Alternative incentive regulation, performance based ratemaking
- Cash return on CWIP


Pepco Holdings Inc

Distribution Rate Cases – The Next Cycle

Preliminary Filing Cycle	Tentative Filing Date
– Delmarva Power MD	Filed December 2010
– Pepco DC	2Q2011
– Atlantic City Electric NJ	3Q2011
– Pepco MD	4Q2011
– Delmarva Power DE - Electric	4Q2011
– Delmarva Power DE - Gas	1Q2013

- Filing cycle may be altered by financial projections and other considerations

Blueprint – Project Status by Jurisdiction

Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company

	Pepco		Delmarva Power		Atlantic City Electric
	DC	MD	MD	DE	NJ
Advanced Metering Infrastructure	Meter installation underway (to be completed 4Q2011), regulatory asset approved	Meter deployment approved (installation to begin 2Q2011), regulatory asset approved	Meter deployment pending (subject to PSC approval of adjusted business case and implementation of PSC-approved customer education/ communication plan)	Meter installation underway (to be completed 2Q2011), regulatory asset approved, meter activation underway (to be completed 3Q2011)	Deferred
Energy Efficiency and Demand Response Programs	Revised demand response proposal to be filed. Sustainable Energy Utility (SEU) to be established for energy efficiency	Demand response and energy efficiency programs approved, recovery through a surcharge	Demand response and energy efficiency programs approved, recovery through a surcharge	Regulatory asset approved for demand response as part of AMI, demand response program to be filed. Energy efficiency managed by SEU	Demand response programs approved, recovery through a surcharge
Innovative rate structure	Dynamic pricing proposals pending	Critical Peak Rebate form of dynamic pricing approved in concept	Critical Peak Rebate form of dynamic pricing approved in concept pending AMI deployment authorization	Critical Peak Rebate form of dynamic pricing proposal pending	Deferred


Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Decoupling Status

Jurisdiction	Status	Forecasted 2011 % Regulated Distribution Revenue
Pepco/Delmarva Power – MD	Implemented June 2007	40%
Pepco – DC	Implemented November 2009	24%
Delmarva Power – DE	Implementation pending final PSC approval; expected in first half of 2012	14%
ACE – NJ	Request deferred	22%

(MD + DC = 64%; MD + DC + DE = 78%)

Decoupling provides benefits to both utilities and customers:

- Fosters energy conservation as it aligns the interests of customers and utilities
- Eliminates revenue fluctuations due to weather and changes in customer usage
- Provides for more predictable utility distribution revenues
- Stabilizes the delivery portion of customer bills over time
- More closely aligns cost recovery with the fixed cost nature of the delivery business



Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

FERC Regulated Transmission Business

(Millions of Dollars)	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [1]				
Base Amount - 11.3%	$376	$286	$287	$949
Incentive Amount - 12.8%	132	86	64	282
Total	$508	$372	$351	$1,231
Current Authorized Return on Equity [2]	11.3% & 12.8%	11.3% & 12.8%	11.3% & 12.8%	
Equity Ratio	48%	49%	50%	
Indicated 2010/2011 Annual Earnings, after-tax [3]	$28	$20	$25	$73
Estimated 2011/2012 Annual Earnings, after-tax [4]	$29	$21	$20	$70

(1) Estimated rate base at 12/31/10 based on FERC-approved formula.

(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.

(3) Includes the impact of true-ups totaling a positive $7 million, after-tax.

(4) Excludes the impact of any true-up.


Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Methods of Cost Recovery
Outside of Base Rate Case Process

	MD	DC	DE	NJ
Transmission rate recovery via FERC formula rates - adjusted annually; retail rate reflects FERC formula rate	✓	✓	✓	✓
Procurement cost adjustment mechanisms - reconciles purchased power costs	✓	✓	✓	✓
AMI Costs - deferred as a regulatory asset for subsequent recovery	✓	✓	✓	N/A
Energy efficiency programs - recovery through a surcharge	✓	N/A	N/A	✓
Demand response programs - recovery through a surcharge	✓	–	N/A	✓
Certain state and local taxes - recovery through a surcharge	✓	✓	–	–
Delivery bad debt expense - recovery through Societal Benefits Charge	–	–	–	✓
Default service bad debt expense - recovery through default service rates adjusted annually	–	✓	✓	✓
Revenue decoupling mechanism	✓	✓	–	–

N/A – Not Applicable


Pepco Holdings Inc

Note: See Appendix for details.

Regulatory Summary

- Demonstrated ability to achieve reasonable outcomes
- Demonstrated capability to manage simultaneous cases
- PHI strategy aligns well with states' energy efficiency objectives and customer interests
- Continued focus on improving reliability, managing costs, and achieving timely recovery and fair regulatory returns

Deep regulatory competency aligns with transmission and distribution strategy


Pepco Holdings Inc

Regulatory Overview

Tony Kamerick
Senior Vice President & Chief Financial Officer


Pepco Holdings, Inc

Appendix


Pepco Holdings, Inc

Distribution Rate Cases – Most Recent Decisions

(Millions of Dollars)	DPL DE Electric Rate Case		Pepco MD Electric Rate Case[2]	
	Final Position	Approved	Final Position	Approved
Date	6/22/10	1/18/11	5/21/10	8/6/10
Rate Base	$461.3	$443.3	$924.1	$906.0
Equity Ratio	47.52%	47.52%	48.73%	48.87%
Return on Equity	10.75%	10.00%	10.75%	9.83%
Revenue Requirement	$24.2	$16.4	$28.2	$7.8
Residential Total Bill % Increase		2.01%		0.5%
New Rates Effective		2/1/2011[1]		7/29/10

(1) Interim Rate Increases Implemented

– $2.5 million put into effect November 2009, subject to refund

– Balance of requested increase put into effect April 2010, subject to refund

(2) Application for Rehearing filed 9/2/10

	Revenue Impact
– Request corrections to formulas calculating annual cost of removal	$4.7
– Reconsider proposed ratemaking adjustments for reliability expenditures	$2.3
– Reconsider proposed ratemaking adjustments for Enhanced Vegetation Management costs	$1.5


Pepco Holdings Inc

Distribution Rate Cases – Most Recent Decisions (continued)

(Millions of Dollars)	Pepco DC Electric Rate Case		ACE NJ Electric Rate Case	
	Final Position	Approved*	Final Position	Approved
Date	12/9/09	3/2/10	2/19/10	5/12/10
Rate Base	$1,020.0	$1,010.3	$808.8	$761.6
Equity Ratio	46.18%	46.18%	49.58%	49.10%
Return on Equity	10.75%	9.625%	11.50%	10.30%
Revenue Requirement	$44.5	$19.8	$45.8	$20.0
Depreciation Expense Reduction/(Increase)	($4.7)	$1.7	–	–
Residential Total Bill % Increase		1.8%		1.2%
New Rates Effective		3/23/10		6/1/10

* On 6/23/10, the DC Commission issued an order granting in part Pepco's application for reconsideration

- Additional $1.0 million of allowed rate base
- Additional increase in revenues of approximately $0.5 million annually effective 7/21/10


Pepco Holdings Inc

Demonstrated Constructive Regulatory Outcomes

	Revenue Increase	Return on Equity	Equity Ratio
2007 DPL - MD	$14.9	10.00%	48.63%
2007 Pepco - MD	$10.6	10.00%	47.69%
2007 DPL Gas - DE	$9.0	10.25%	46.90%
2008 Pepco - DC	$28.3	10.00%	46.55%
2009 DPL - MD	$7.5	10.00%	49.87%
2010 Pepco - DC	$20.3*	9.63%	46.18%
2010 ACE - NJ	$20.0	10.30%	49.10%
2010 Pepco - MD	$7.8	9.83%	48.87%
2011 DPL Electric - DE	$16.4	10.00%	47.52%

*** Includes additional increase of revenues of approximately $0.5 million annually granted by the DC Commission in response to Pepco's application for reconsideration.**


Pepco Holdings Inc

Transmission Formula Rate Process

Formula Rate Components		Revenue Component
Return on Rate Base		
Debt % in Capital Structure x Debt Rate x Total Rate Base	➡	Cost of Debt
Equity % in Capital Structure x 11.3% ROE x Base Rate Base	➡	Equity Return - Base
Equity % in Capital Structure x 12.8% ROE x Incentive Rate Base	➡	Equity Return - Incentive
Cost Recovery		
Operation and Maintenance		
Depreciation and Amortization		
Other Taxes		
Income Tax at statutory rate		
Total Costs	➡	Recovery of Operating Costs
True-up		
True-up From Prior Year	➡	True-up
		Sum of Above Equals Total Transmission Revenue Requirement
		Rates effective June 1st

Minimizes Regulatory Lag

- Rates updated annually
- Better match between rates and costs
- Current year recovery of projected capital additions


Pepco Holdings Inc

Default Service Auction/Bidding Process

	Maryland (Pepco/Delmarva Power)	District of Columbia (Pepco)	Delaware (Delmarva Power)	New Jersey (Atlantic City Electric)
Transition to Competitive Market	July 2004	February 2005	May 2006	August 2003
Procurement	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS auction process Power acquired in multiple tranches each auction year to limit market timing risk	Board of Public Utilities approves and conducts state-wide BGS auction process Power acquired in state-wide auction
Pricing	Residential and small commercial customers have rolling 2-year contracts; 25% bid out two times per year Medium commercial customers bid quarterly; large commercial customers receive hourly prices	Residential and small commercial customers have rolling 3-year contracts; bid out annually Large commercial customers have rolling 2-year contracts; bid out annually	Residential and small commercial customers have rolling 3-year contracts; auctioned annually Large commercial customers (transmission level) receive hourly prices; all others have 1-year contracts	Power acquired in rolling 3-year contracts with 1/3 acquired each year Large commercial customers over 1000kW on hourly prices
Switching Restrictions	None	None on residential customers; commercial customers returning to fixed priced SOS must stay for 12 months	None	None



Default Service Procurement

Auction Schedules for Load Bid 2011/12

	Maryland (Pepco/Delmarva Power)(2),(4)	District of Columbia (Pepco)(2),(4)	Delaware (Delmarva Power)(2),(4)	New Jersey (Atlantic City Electric)(3),(4)
Auction Month(1)				
October 10	25%			
November 10			16.6%	
December 10		18.6%		
January 11		18.6%	16.7%	
February 11				33.3%
April 11	25%			
	50% bid 2-yr. contract	37.2% bid 3-yr. contract	33.3% bid 3-yr. contract	33.3% bid 3-yr. contract

(1) Actual auction dates for the 6/1/11 to 5/31/12 year are approved by the Public Service Commissions

(2) Includes Residential & Small Commercial

(3) Includes all fixed price load

(4) Reflects portion of the load for contracts expiring on 5/31/11


Pepco Holdings Inc

Methods of Cost Recovery Outside of Base Rate Case Process Maryland (Pepco and Delmarva)

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs
- Decoupling Mechanism
  - Decouples sales and revenue
- EmPowerMD Charge (E-MD)
  - Recovers DSM program expenses over five years and demand response equipment costs over 15 years through a surcharge
  - Earnings on unrecovered amounts at authorized rate of return
- Gross Receipts Tax, Delivery Tax, Montgomery County Fuel and Energy, and Environmental Surcharges
  - Recovers certain State and local taxes
- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate


Pepco Holdings Inc

Methods of Cost Recovery Outside of Base Rate Case Process District of Columbia

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs
- Decoupling Mechanism
  - Decouples sales and revenue
- Sustainable Energy Trust Fund Surcharge
  - Recovers program expenditures
  - Energy Assistance Trust Fund Surcharge
- Delivery Tax Surcharge and Public Space Occupancy Surcharge
  - Recovers State and local taxes
- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate


Pepco Holdings Inc

Methods of Cost Recovery Outside of Base Rate Case Process Delaware

Electric

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power costs
- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate
- Reasonable Allowance for Retail Margin (RARM) from Default Supply Service
  - Reconciles SOS administrative costs
- Decoupling Mechanism
  - Decouples sales and revenue
  - To be implemented upon Commission approval (expected in first half of 2012)

Gas

- Gas Cost Rate (GCR)
  - Reconciles purchased gas costs
- Environmental Surcharge Rider
  - Recovers costs associated with manufactured gas plant site clean up
- Decoupling Mechanism
  - Decouples sales and revenue
  - To be implemented upon Commission approval (expected in first half of 2012)


Pepco Holdings Inc

Methods of Cost Recovery Outside of Base Rate Case Process New Jersey

- Basic Generation Service Reconciliation Charge (BGS RC)
  - Reconciles purchased power costs
- Non-Utility Generation (NUG) Charge (NGC)
  - Provides full and timely recovery of BPU-approved NUG contract costs
- Societal Benefits Charge (SBC)
  - Designed to ensure recovery of all bad debt expense
  - Provides full recovery of BPU-approved programs for clean energy, Lifeline, Universal Service
- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate
- Infrastructure Investment Surcharge (IIS)
  - Provides recovery of revenue requirements for approved distribution investment prior to base rate case filing
- Regional Greenhouse Gas Initiative (RGGI) Recovery Charge
  - Provides for recovery of costs for Energy Efficiency, Demand Response and Solar Energy Initiatives


Pepco Holdings Inc

Regulatory Information by Commission

Rate Cases	District of Columbia	Maryland	Delaware	New Jersey
Permitted to file partially forecasted test year?	Yes	Yes	Yes	Yes
Required to update test year data to actual?	No [1]	Yes	No	Yes
Timing for deciding cases	No statute; target to complete cases within 9 mos. of filing	Statute - 7 mos.	Statute - 7 mos.	Statute - 9 mos.; Commission can grant extensions
Time restrictions on initiating subsequent rate filings?	No	No	No	No
Staff party to case?	No	Yes	Yes	Yes
Commissions				
Full Time/Part Time	Full-Time	Full-Time	Part-Time	Full-Time
Appointed/Elected	Appointed	Appointed	Appointed	Appointed
Length of Term	4 years	5 years	5 years	6 years
Commissioners				
Name/Term expiration [2]	**Betty Ann Kane** (2014) Richard E. Morgan (2011) Lori Murphy Lee (2013)	**Douglas Nazarian** (2013) Harold Williams (2012) Lawrence Brenner (2012) Susanne Brogan (2012) Therese Goldsmith (2014)	**Arnetta McRae** (pending) Dallas Winslow (2015) Jaymes Lester (2012) Joann Conaway (2012) Jeffrey Clark (2014)	**Lee A. Solomon (2015)** Jeanne M. Fox (2014) Joseph L. Fiordaliso (2011) Nicholas Asselta (2013) Open (2013)

(1) The District of Columbia allows rates to be developed using a partially forecasted test period. The Company is required to update the test period to all actual within 180 days of the completion of the rate proceeding.

(2) Chairperson denoted in bold.



Reconciliation of GAAP Earnings to Adjusted Earnings

	Twelve Months Ended December 31, 2010			
	Pepco	Delmarva Power	Atlantic City Electric	Total
Reported (GAAP) Net Earnings	$108	$45	$53	$206
Adjustments:				
• Severance costs	9	5	3	17
• O&M costs related to Conectiv Energy	2	1	1	4
• Interest related to tax settlements (1996 – 2002) and reallocation of certain tax deposits	(24)	3	1	(20)
• Environmental Remediation costs	8	-	-	8
• Pepco divestiture-related claims	6	-	-	6
Net Earnings Adjusted	$109	$54	$58	$221


Pepco Holdings Inc


atlantic city electric
HYBRID

Pepco Energy Services Overview

John Huffman
President & Chief Executive Officer, Pepco Energy Services

Pepco Holdings, Inc

PES Overview

- PES provides retail energy services to large customers
  - Government
  - Institutional
- Energy Services
  - PES develops, installs, operates, and maintains energy efficiency, renewable energy, and combined heat and power (CHP) projects
- Energy Supply
  - PES will substantially wind down the retail energy supply business by 2012
  - PES also owns two peaking power plants that will be retired in 2012

PES has shifted its strategic focus from Energy Supply to Energy Services




pepco
Energy Services

PES Annual Earnings

(Millions of Dollars)		2010		2009
Energy Services				
Revenue [1]	$	197	$	158
Costs of Sales [1]		141		103
Gross Margin		**56**		**55**
Operating & Maintenance Expense		37		29
Depreciation		7		7
Total		**44**		**36**
Operating Income	**$**	**12**	**$**	**19**
Retail Energy Supply [2]				
Revenue [1]	$	1,704	$	2,246
Costs of Sales [1]		1,568		2,097
Gross Margin		**136**		**149**
Operating & Maintenance Expense		53		60
Depreciation		16		10
Total		**69**		**70**
Operating Income	**$**	**67**	**$**	**79**
Total Operating Income		**79**		**98**
Unallocated Overhead Expense	$	8	$	9
Net Interest Expense		15		29
Other Income		2		3
Net Income before taxes	**$**	**58**	**$**	**63**
Tax [3]		22		23
PES Net Income	**$**	**36**	**$**	**40**

Year-over-Year Drivers

Energy Services

- Revenue increased due to increased contract signings
- Operating Income decreased due to increased personnel expense, equipment repair, and equipment overhaul

Retail Energy Supply

- Revenue decreased due to ongoing wind down of retail energy supply, partially offset by higher generation at the power plants
- Depreciation expense increased due to decommissioning costs related to the power plants
- Credit costs decreased due to lower amortization of credit intermediation fee and lower borrowings; 90% of interest expense attributable to energy supply



pepco
Energy Services

(1) Certain transactions among business units are not eliminated
(2) Includes power plants
(3) Includes energy efficiency and renewable energy credits

Wind Down of Retail Supply and Retirement of Power Plants

- PES is on track in winding down this business; the retail energy supply contracts completely roll off by 2014
- Power Plants are on target for May 2012 retirement
- Gross margin expectations for the contract backlog:
  - Electric: ~$6.00/MWh
  - Natural Gas: ~$0.35/Dth

Key Metrics	2010	2009	2008
Load Served - MW	2,011	3,195	4,388
MWh Delivered*	11.6	17.8	20.1
Dths Delivered*	46.4	45.8	36.1
O&M Expense*	$53	$60	$50
* millions			
Gross Margins			
$/MWh	$6.37	$6.40	$3.71
$/Dth	$0.29	$0.41	$0.37

($ in millions)
100
90
80
70
60
50
40
30
20
10
0
2011
2012

	Gross Margin	O&M
Energy Supply		
Power Plants		


Retail Electric and Natural Gas Backlog
MWh (millions)
Dth (millions)
20
15
10
5
0
60
50
40
30
20
10
0
2009A
2010A
2011E
2012E
2013E
2014E
Electric Delivered
Electric Backlog
Gas Delivered
Gas Backlog

Estimated as of 2/28/2011

pepco Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Wind Down of Retail Electric and Natural Gas Supply

Collateral and Working Capital Invested

(Millions of Dollars)

$400
$350
$300
$250
$200
$150
$100
$50
$0

$364 — 2009 Actual
$299 — 2010 Actual
$138 — 2011 Est
$33 — 2012 Est

Working Capital | Cash Collateral | Letters of Credit

- End of year amounts
- Estimates based on energy prices as of 2/28/2011; decreasing energy prices require higher amounts of collateral and vice versa


pepco
Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Energy Services Going Forward

- **Energy Efficiency**
  - PES is a leading developer of energy efficiency projects
  - Since 1995, completed $850 million of energy efficiency projects
- **Combined Heat and Power/ Thermal (CHP)**
  - PES develops, operates, and maintains central heating and cooling plants
    - 70,000 tons of cooling
    - 950 MMBtu/hour of heating
    - 23 MW of CHP
- **Renewable Energy**
  - PES owns and operates 12 MW of renewable energy facilities
    - Landfill gas to energy
    - Solar energy
- **W.A. Chester**
  - Primarily underground high voltage transmission construction for utilities






TOYOTA



Targeting annual EPS of 15¢ by 2014*

*** Based on shares outstanding at 12/31/10**


pepco
Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Typical Energy Efficiency Project

Project Summary

Under Construction

- $9 million contract value
- Energy conservation for 1.5 million sq ft of space at the Wilbur Wright and Orville Wright Buildings
- $1 million annual savings for both buildings
- Reduce energy use by approximately 16% each year
- Services include lighting retrofits, energy management controls, domestic water conservation and various other improvements

Schedule

- Construction began in January 2011 and will be completed by July 2012

Benefits

- Provides much needed upgrades to the energy infrastructure
- Reduces energy consumption and provides environmental benefits
- This project will reduce CO_2 by 3,100 metric tons per year

Customer:

Federal Aviation Administration (US GSA)

Location:

Washington, DC






pepco
Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Energy Services: Earnings Components


1

Construction Revenues from Energy Efficiency Projects

Typical projects:

- Construction contract value:
  - $5 to $25 million (revenue)
- Gross margins:
  - 20% to 25% range
- Strong track record for performance contracts requiring on going measurement/ verification of energy savings
- Projects are financed by 3rd parties requiring minimal capital from PHI and customers


Value of Construction Contracts Signed
(Revenues in millions of $)
$200
$150
$100
$50
$0
2008
2009
2010

- **Contract backlog**
  - $20 million of gross margin at 2/28/2011
  - 10-month weighted average remaining construction period


Typical Construction Project Life-Cycle
1st Customer Meeting
Contract Signed
Commission Project
Energy Audit → Engineering → Negotiations
Recognize Construction Revenues % Complete Basis
2-Year Sales Cycle
18-month Construction


Construction Gross Margin
($ millions)
$30
$20
$10
$0
2009
2010
2011
Actual Gross Margin
Backlog


pepco
Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Energy Services: Earnings Components



Recurring Revenue

Recurring Revenue	Projects	Gross Margin Expectations
Operations and maintenance contracts related to energy efficiency projects; 3-15 year contracts	• Military District of Washington • Baltimore City Schools • BWI Thurgood Marshall Airport • Other universities, state agencies and municipal governments	**$25 million Contract Backlog** 8-year remaining contract life*
Long-term CHP and thermal contracts from facilities operated and maintained by PES	• Atlantic City District Energy • Wilmington District Energy • 23 MW NIH Combined Heat and Power, Bethesda, MD • Washington Convention Center Thermal Facility**	**$241 million Contract Backlog** 11-year remaining contract life*
Renewable Energy Projects	• 2 MW Atlantic City Convention Center Solar • 5 MW Bethlehem Landfill Gas (LFG), PA • 2 MW Fauquier County LFG, VA • 3 MW Eastern LFG, MD	**Recurring Gross Margin** $5-$7M per year
W.A. Chester	• Underground high voltage transmission construction for utilities	**Recurring Gross Margin** $6-$10M per year

*** Weighted average, contract backlog at 2/28/2011**
**** Excluded from backlog (partnership income)**



pepco Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Growing the Business

- PES signed $169 million of energy efficiency contracts in 2010 – a record sales year
- Project development pipeline has grown to $450 million
  - 88% year-over-year growth
- PES continues to grow its business development staff
  - Sales and engineering staff grew 30% in 2010
  - PES continues to add staff to meet its growth aspirations
  - Talent added now will create sustainable value over the longer term

Contracts Signed in 2010 *($ in millions)*	Value
BWI Thurgood Marshall Airport, MD	$36
Prince George's County Public Schools, MD	35
Henderson Hall Marine Base, VA	16
Atlantic Cape Community College Solar, NJ	11
Federal Aviation Administration, Washington DC	9
Judiciary Square, Washington DC	8
Maryland Transit Administration, MD	7
Montgomery County Public Schools, VA	5
Other projects	42
Total	**$169**


Contracts Signed and Project Development Pipeline
(Millions of Dollars)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2007
2008
2009
2010
Project Development Pipeline
Construction
O&M


pepco
Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

ESCO Market Update

- PES focuses on the local, state, and federal government sectors
  - Uncertainty in financial markets dampened state and local government markets through the 1st half of 2010; since then activity has picked up and remains strong
  - Development of new projects with the federal government is progressing but at a slower pace
  - PES estimates its market share in the Mid-Atlantic region to be in the 25% range
- PES expects to continue signing contracts at the pace of 2nd half of 2010

Major Competitors

Manufacturers
- Johnson Controls
- Siemens
- Honeywell
- Trane
- TAC
- Noresco (United Technologies)

Utility Affiliated
- Constellation
- Con Ed
- FPL

Other
- Chevron
- Ameresco
- SAIC
- Lockheed Martin


pepco
Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Summary

- Pepco Energy Services is well aligned with PHI's strategic focus
  - Requires minimal capital
  - Minimal exposure to commodity risk
- PES is transforming into an energy efficiency-focused company
  - PES is on track to substantially wind down the retail energy supply business and retire the power plants in 2012

PES has developed a core competency in the ESCO business and is building on a successful track record


pepco
Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.


atlantic city electric
HYBRID

Pepco Energy Services Overview

John Huffman
President & Chief Executive Officer, Pepco Energy Services

Pepco Holdings, Inc

Financial Overview

Tony Kamerick

Senior Vice President & Chief Financial Officer


Pepco Holdings, Inc

Financial Objectives

- Maintain solid investment grade credit ratings
- Achieve long-term earnings and dividend growth
- Disciplined approach to capital spend
- Minimize regulatory lag
- Maintain ready access to capital markets at favorable terms

Our regulated business model positions us to meet these objectives

Note: See Safe Harbor Statement at the beginning of today's presentations.

Strengthened Credit Profile

	2009 Actual [1]	2010 Actual [1]	Long-Term Target Metrics
FFO Interest Coverage [2]	2.5X	3.2X	3.5X
FFO/Debt [2]	11%	15%	>15%
Debt/Capitalization [2]	60%	55%	~55%

Conectiv Energy transaction significantly improved business risk profile and credit metrics

(1) 2009 calculations include Conectiv Energy's results. Following the Conectiv Energy generation asset sale in 2010, its results were reported as discontinued operations and, therefore, have been excluded from the 2010 calculations.

(2) See Appendix for calculations.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Principal Sources & Uses of Cash

(Millions of Dollars)	2011 Estimate
Principal Sources of Cash:	
Cash from Operations [1]	$750
Dividend Reinvestment Plan	40
Remarketing of Utility Tax Exempt Bonds	35
New Debt Issuances:	
Long-term - Utilities [2]	375
Short-term - Parent	279
Total Sources of Cash	$1,479
Principal Uses of Cash:	
Debt Maturities:	
Long term - Utility Tax Exempt Bonds	$35
Short term - Utilities	12
Capital Expenditures [3]	1,152
Common Stock Dividends [4]	244
Other (ACE securitized debt)	36
Total Uses of Cash	$1,479

(1) Mid-point of projected cash from operations range of $700 - $800 million. Includes planned pension contribution of $150 million.

(2) Mid-point of projected range.

(3) Net of anticipated reimbursement by the U.S. DOE; includes Demand Side Management expenditures of $61 million.

(4) The dividend rate is determined by the Board of Directors on a quarterly basis; assumes annual dividend rate of $1.08 per share.


Pepco Holdings Inc
Note: See Safe Harbor Statement at the beginning of today's presentations.

Pension and OPEB Impacts

Net Pension & OPEB Pre-Tax Expense (O&M)

(millions of dollars)

	2010A	2011E
Pension & OPEB	$81	$75

Pension Cash Contributions

(millions of dollars)

	2010A	2011E
Pension	$100	$150

Key Metrics – Pension and OPEB Plans (millions of dollars)

Pension	12/31/10	OPEB	12/31/10	Pension Cost Assumptions for 2011	
Assets	$1,632	Assets	$275	Discount Rate	5.65%
Plan Obligations	$1,970	Plan Obligations	$704	Expected Return on Assets (Long-term)	7.75%


Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Bonus Depreciation

(Millions of Dollars)	2011 100% Bonus Depreciation	2012 50% Bonus Depreciation
Estimated Bonus Depreciation Range*	**$290 - $310**	**$140 - $160**
Estimated Regular Depreciation Without Bonus	**$10 - $15**	**$30 - $35**
Incremental Benefit of Bonus Depreciation	**$280 - $295**	**$110 - $125**

- Cash Flow Impact:
  - 2011 – 2012: No impact; bonus depreciation for 2011 and 2012 is expected to increase the consolidated net operating loss position for these tax years
  - 2013 – 2015: $137 - $147 million
- Rate Base Impact:
  - A reduction in rate base from bonus depreciation would not occur until the utilities have received the cash benefit of taking the deductions

* **Estimated for federal tax only.**


Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

2011 – 2012 Financing Activity

2011

- Utility long-term debt issuance of $385 - $435 million
  - Atlantic City Electric - $200 million (completed)
  - Pepco - $150 - $200 million
  - Delmarva Power - $35 million (tax-exempt refunding)
- Dividend Reinvestment Plan (approximately $40 million)

2012

- Utility long-term debt issuance of $350 - $450 million
- Equity issuance target of $250 - $350 million; may include the following:
  - Forward sale
  - Secondary offering
  - Continuous equity program
- Dividend Reinvestment Plan (approximately $40 million)

PHI Debt Maturity Profile – 2011 - 2020

Long-Term Debt Maturities
(Excludes ACE Securitization Debt)
December 31, 2010

Amount ($MM)
600
500
400
300
200
100
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Pepco Holdings Inc
Atlantic City Electric
Delmarva Power & Light
Potomac Capital Invt Corp
Potomac Electric Power

Manageable debt maturity schedule


Pepco Holdings Inc

Liquidity Position

At December 31, 2010

(Millions of Dollars)	PHI Consolidated	Parent	Utilities
Credit Facilities (Total Capacity)	**$1,700**	**$1,075**	**$625**
Less:			
Letters of Credit Issued	**122**	**117**	**5**
Commercial Paper Outstanding	**388**	**230**	**158**
Remaining Credit Facilities Available	**$1,190**	**$728**	**$462**

We maintain sufficient liquidity to execute our business plan


Pepco Holdings Inc

Projected Capital Expenditures – 2011 - 2015

(Millions of Dollars)	2011	2012	2013	2014	2015	Total
Power Delivery						
Distribution	$ 511	$ 479	$ 483	$ 526	$ 544	$ 2,543
Distribution - Blueprint for the Future	128	59	8	92	-	287
Transmission	245	225	197	137	171	975
Transmission - MAPP[1]	163	362	304	213	105	1,147
Gas Delivery	20	20	20	20	20	100
Other	75	50	44	42	53	264
Sub-Total	**1,142**	**1,195**	**1,056**	**1,030**	**893**	**5,316**
DOE Capital Reimbursement Awards[2]	(70)	(26)	(4)	-	-	(100)
Total for Power Delivery Business	**1,072**	**1,169**	**1,052**	**1,030**	**893**	**5,216**
Pepco Energy Services	16	12	9	2	1	40
Corporate and Other	3	3	3	3	3	15
Total PHI	**$ 1,091**	**$ 1,184**	**$ 1,064**	**$ 1,035**	**$ 897**	**$ 5,271**

(1) Assumes MAPP in-service date of 2015.

(2) Reflects anticipated cash reimbursements pursuant to awards from the U.S. Department of Energy under the American Recovery and Reinvestment Act of 2009.


Pepco Holdings Inc
Note: See Safe Harbor Statement at the beginning of today's presentations.

Power Delivery – The Driver of Growth



Projected Year-End Rate Base*
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(Millions of Dollars)
10% CAGR (2010-2015)
$5,069
$1,231
$212
$3,626
$5,874
$1,654
$221
$3,999
$6,565
$2,128
$228
$4,209
$7,137
$2,541
$230
$4,366
$7,683
$2,816
$233
$4,634
$8,081
$2,957
$237
$4,887
2010
2011
2012
2013
2014
2015
Electric Distribution
Gas Distribution
Transmission

Total Rate Base Growth - 59%

Electric Distribution Rate Base Growth - 35%

Transmission Rate Base Growth - 140%

*** See Appendix for projection by utility. Assumes MAPP in-service date of 2015.**

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transmission Rate Base and Earnings


Projected Transmission Rate Base


Millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,231
$282
$949
$1,654
$558
$1,096
$2,128
$876
$1,252
$2,541
$1,122
$1,419
$2,816
$1,259
$1,557
2010
2011
2012
2013
2014
11.3% Return on Equity
12.8% Return on Equity

Rate Year (June 1 – May 31)	Estimate*	Projected Transmission Earnings*			
Millions of dollars, after-tax	**2011-12**	**2012-13**	**2013-14**	**2014-15**	**2015-16**
Earnings – 11.3% ROE	**$52**	**$62**	**$71**	**$80**	**$88**
Earnings – 12.8% ROE	**$18**	**$36**	**$56**	**$72**	**$81**
Total Earnings	**$70**	**$98**	**$127**	**$152**	**$169**

* **The 2011-12 rate year estimated earnings are based on an estimated 2010 year-end rate base and equity ratio. Projected earnings are based on a simplified computation: projected year-end rate base x 50% equity x authorized returns on equity. Assumes MAPP in-service date of 2015.**

Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

2011 Earnings Guidance

The guidance range excludes:

- **The net mark-to-market effects of economic hedging activities at Pepco Energy Services**

The guidance range assumes/includes:

- **Normal weather**
- **Estimated incremental storm expenses incurred in January 2011**



Earnings Per Share
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.24
$1.10 - $1.30
$1.10 - $1.25
2010
Actual*
2011E
Outlook
as of Dec 2010
2011E
Guidance
as of Feb 2011

Reflects earnings per share from ongoing operations
(GAAP results excluding special, unusual or extraordinary items)

* **Excludes special items. See Appendix for reconciliation of GAAP earnings to earnings excluding special items.**

2011 Earnings Guidance (continued)

Earnings Per Share – 2010 Actual vs. 2011 Guidance

2010 Actual(1)	Annualization of 2010 Interest Savings	Annualization of 2010 Rate Increases	2010 Incremental Storm Costs	2011 Rate Increases and Other, net(2)	2010 Tax Adjustments	D&A	O&M	ACE BGS Unbilled Revenue	Normal Weather	January 2011 Storm Related Expenses	2011E Guidance
$1.24	$0.12	$0.05	$0.05	$0.03	-$0.11	-$0.07	-$0.05	-$0.03	-$0.03	-$0.03	$1.10 - $1.25

(1) Excludes special items. See Appendix for reconciliation of GAAP earnings to earnings excluding special items.

(2) Assumes PSC approval of settlement agreement in Delmarva Power gas delivery base rate case in Delaware.



Note: See Safe Harbor Statement at the beginning of today's presentations.

2011 Earnings Guidance Assumptions

Power Delivery

- Normal weather and operating conditions
- Constructive regulatory outcome for pending Delmarva Power case in MD
- Delmarva Power gas settlement in DE reflected in rates February 2, 2011
- Forecasted growth in number of customers of approximately 1%
- Forecasted sales growth of approximately 1%
- Construction expenditures of $1.1 billion
- O&M expense, net of reimbursable/recoverable, of $707 million, including expenses due to January 2011 storm event
- Depreciation and amortization expense of $381 million in 2011

2011 Earnings Guidance Assumptions – Continued

Pepco Energy Services

- Growth in ESCO construction activity
- Retail Energy gross margins of $80 million
- Retail Energy O&M expense of $33 million
- Excludes net mark-to-market effects of economic hedging activities

PHI

- Other non-regulated (primarily cross-border leases) earnings at approximate 2010 level
- Composite consolidated effective tax rate range of 35% - 38%

Cross Border Energy Lease Status

- Equity Investment of $1.4 billion at 12/31/10
- Annual tax benefits of approximately $59 million
- Annual net earnings of approximately $24 million
- Current Status:
  - IRS settlement approved in November 2010 for the 2001/2002 audit; disallowed net losses on the cross border leases
  - Paid $74 million of taxes and $1 million of penalties in January 2011 associated with the 2001/2002 audit
  - Expect IRS interest assessment in the near term
- Path Forward:
  - Intend to file with the IRS a claim for refund of the tax payment, interest and penalties
  - Expect claim to be denied by the IRS
  - Intend to pursue litigation in the U.S. Court of Federal Claims against the IRS to recover the tax payment, interest and penalties (expected filing second quarter 2011)
  - Absent a settlement, litigation against the IRS may take several years to resolve

Delivering Value

- *Stable Earnings Base* – Derived primarily from regulated utility business
- *Long-term Earnings Growth* – Driven by T&D utility infrastructure investments and constructive regulatory outcomes
  - Power Delivery – 10% CAGR of Rate Base (2010 – 2015)
- *Secure Dividend* – Attractive dividend yield
- *Solid Investment Grade Credit Ratings* – Improved credit metrics and stable outlook
- *Experienced Team* – Delivering on commitments

PHI – Well Positioned to Deliver Value

Note: See Safe Harbor Statement at the beginning of today's presentations.

Financial Overview

Tony Kamerick
Senior Vice President & Chief Financial Officer


Pepco Holdings, Inc

Appendix


Pepco Holdings, Inc

Sales and Financial Information

Potomac Electric Power Company

(Millions of Dollars, except Sales)

Electric GWh Sales

	DC Electric Delivered	MD Electric Delivered	Total Electric Delivered	Standard Offer Service
Projected				
2011	11,800	15,200	27,000	10,500
2012	11,900	15,300	27,200	10,600
2013	12,000	15,400	27,400	10,600
2014	12,100	15,600	27,700	10,800
2015	12,200	15,900	28,100	10,900

Construction Expenditures

	Transmission	Distribution*	Total
Projected			
2011	$248	$357	$605
2012	$302	$286	$588
2013	$240	$266	$506
2014	$169	$301	$470
2015	$109	$336	$445

Depreciation Expense

	Transmission	Distribution	Total
Projected			
2011	$23	$136	$159
2012	$28	$147	$175
2013	$33	$154	$187
2014	$37	$161	$198
2015	$40	$167	$207

Amortization Expense

	Transmission	Distribution	Total
Projected			
2011	$0	$22	$22
2012	$0	$27	$27
2013	$0	$34	$34
2014	$0	$37	$37
2015	$0	$37	$37

* Construction expenditures presented are net of U.S DOE awards.


Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Financial Information

Delmarva Power & Light Company

(Millions of Dollars, except Sales)

	Electric GWh Sales				Gas Mcf
	DE Electric Delivered	MD Electric Delivered	Total Electric Delivered	Standard Offer Service	Gas Delivered
Projected					
2011	8,400	4,300	12,700	6,900	19,700
2012	8,400	4,300	12,700	6,800	19,800
2013	8,300	4,400	12,700	6,700	19,800
2014	8,300	4,400	12,700	6,600	19,900
2015	8,300	4,400	12,700	6,600	20,000

	Construction Expenditures			
	Transmission	Electric Distribution	Gas Delivery	Total
Projected				
2011	$127	$161	$20	$308
2012	$253	$166	$20	$439
2013	$226	$134	$20	$380
2014	$156	$142	$20	$318
2015	$140	$132	$20	$292

	Depreciation Expense			
	Transmission	Electric Distribution	Gas Delivery	Total
Projected				
2011	$21	$50	$13	$84
2012	$24	$55	$14	$93
2013	$29	$59	$14	$102
2014	$36	$61	$15	$112
2015	$41	$64	$16	$121

	Amortization Expense			
	Transmission	Electric Distribution	Gas Delivery	Total
Projected				
2011	$0	$5	$0	$5
2012	$0	$14	$0	$14
2013	$0	$17	$0	$17
2014	$0	$19	$0	$19
2015	$0	$19	$0	$19


Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Financial Information

Atlantic City Electric Company

(Millions of Dollars, except Sales)

Electric GWh Sales

	NJ Electric Delivered	Basic Generation Service
Projected		
2011	10,000	6,400
2012	10,100	6,400
2013	10,200	6,500
2014	10,400	6,600
2015	10,500	6,600

Construction Expenditures

	Transmission	Distribution (1)	Total
Projected			
2011	$33	$126	$159
2012	$32	$110	$142
2013	$35	$131	$166
2014	$25	$217	$242
2015	$27	$129	$156

Depreciation Expense

	Transmission	Distribution	Total
Projected			
2011	$18	$47	$65
2012	$20	$51	$71
2013	$21	$54	$75
2014	$22	$62	$84
2015	$23	$68	$91

Amortization Expense

	Transmission	Distribution(2)	Other(3)	Total
Projected				
2011	$0	($12)	$58	$46
2012	$0	($12)	$61	$49
2013	$0	($7)	$64	$57
2014	$0	$1	$66	$67
2015	$0	$1	$67	$68

(1) Construction expenditures presented are net of U.S. DOE awards.
(2) Amortization expense related to the excess depreciation reserve recorded as part of the New Jersey rate case settlement and other Distribution items. The excess is being amortized over an 8.25 year period which began in June 2005.
(3) Other amortization is related to the recovery of securitized stranded costs through the issuance of transition bonds by Atlantic City Electric Transition Funding LLC. The stranded costs are being amortized over the life of the bonds maturing in 2011 through 2023.

Projected Rate Base by Utility

(Millions of Dollars)	2010 Estimated	2011 Projected	2012 Projected	2013 Projected	2014 Projected	2015 Projected
Distribution - Electric						
Pepco	$2,009	$2,158	$2,245	$2,290	$2,335	$2,457
Delmarva Power	787	915	1,001	1,041	1,104	1,152
Atlantic City Electric	830	926	963	1,035	1,195	1,278
Total Distribution	3,626	3,999	4,209	4,366	4,634	4,887
Distribution – Gas						
Delmarva Power	212	221	228	230	233	237
Transmission						
Pepco*	508	746	1,055	1,223	1,352	1,403
Delmarva Power*	372	523	690	895	1,036	1,122
Atlantic City Electric	351	385	383	423	428	432
Total Transmission	1,231	1,654	2,128	2,541	2,816	2,957
Total Distribution & Transmission	$5,069	$5,874	$6,565	$7,137	$7,683	$8,081

* Assumes MAPP in-service date of 2015.

Long-term Debt Maturities*

(Millions of dollars)	Maturity Date	Interest Rate	2011	2012	2013
Pepco - Senior Notes	**11/15/13**	**4.95%**	**–**	**–**	**$200**
Delmarva Power - TE- Fixed (Put Bond)	**6/1/12**	**1.80%**	**–**	**$15**	**–**
Delmarva Power - TE- Fixed (Put Bond)	**6/1/12**	**2.30%**	**–**	**$16**	**–**
Delmarva Power - TE- Fixed (Put Bond)	**5/1/11**	**4.90%**	**$35**	**–**	**–**
Delmarva Power - FMB	**12/1/13**	**6.40%**	**–**	**–**	**$250**
Atlantic City Electric - FMB	**8/1/13**	**6.625%**	**–**	**–**	**$69**
Total Maturities			**$35**	**$31**	**$519**

*** Excludes debt maturities related to Atlantic City Electric securitization bonds.**


Pepco Holdings Inc

Credit Ratings

Senior Unsecured Debt Ratings			
	S&P	Moody's	Fitch
PHI	BBB	Baa3	BBB
Pepco*	BBB+	Baa2	A-
DPL	BBB+	Baa2	A-
ACE*	BBB+	Baa2	BBB+

* **Pepco and ACE have no outstanding Senior Unsecured debt at this time. If new Senior Unsecured debt is issued, the expected rating is indicated in the table above.**


Pepco Holdings Inc

Calculation of Credit Metrics

S&P Adjusted Ratios	2009	2010
Net Cash Provided by Operating Activities (GAAP Measure)	**$ 606**	**$ 813**
S&P Adjustments		
Less: Changes in Working Capital & Other	(82)	(114)
Less: Securitized Debt Adjustment	(31)	(35)
Plus: Pension & Postretirement Benefit Obligations Adjustment	179	62
Plus: Operating Lease Adjustment	46	37
Less: Capitalized Interest	(7)	(8)
Funds From Operations (FFO - Non-GAAP Measure)	**$ 711**	**$ 755**
Balance Sheet Debt (1) (GAAP Measure)	**$ 6,020**	**$ 4,679**
S&P Adjustments		
Less: Securitized Debt	(402)	(367)
Plus: Pension & Postretirement Benefit Obligations Adjustment	458	499
Plus: Operating Lease Adjustment	341	327
Plus: Accrued Interest	68	45
Total Adjusted Debt	**$ 6,485**	**$ 5,183**
Balance Sheet Equity	$ 4,256	$ 4,230
Non-Controlling Interest	6	6
Total Equity (GAAP Measure)	**$ 4,262**	**$ 4,236**
Total Adjusted Capital	**$ 10,747**	**$ 9,419**
Interest Expense (GAAP Measure)	**$ 370**	**$ 306**
S&P Adjustments		
Plus: Capitalized Interest	7	8
Plus: Operating Lease Adjustment	22	20
Less: Securitized Debt Adjustment	(23)	(21)
Plus: Pension & Postretirement Benefit Obligations Adjustment	37	16
Total Adjusted Interest Expense	**$ 413**	**$ 329**
Cash Interest Paid	**$ 353**	**$ 310**
S&P Adjustments		
Plus: Capitalized Interest	7	8
Less: Securitized Debt Adjustment	(23)	(21)
Plus: Operating Lease Interest Adjustment	22	20
Less: Operating Lease Depreciation Adjustment	(46)	(37)
Total Adjusted Cash Interest Paid	**$ 313**	**$ 280**
FFO/Debt Ratio (S&P Adjusted)	11%	15%
Debt/Capital (S&P Adjusted)	60%	55%
FFO Interest Coverage (S&P Adjusted) (2)	2.5x	3.2x



(1) Includes short-term debt, long-term debt, capital leases and long-term project funding.
(2) Funds From Operations + Adjusted Cash Interest Paid/Adjusted Interest Expense
Source: S&P CreditStats Direct as of 3/18/2011.


Pepco Holdings Inc

Cross-Border Energy Lease Portfolio

Potomac Capital Investment (PCI)
As of December 31, 2010

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
1994	Netherlands	Multi-Fuel-Fired Generation (210 MW)	35%	2017	$ 99
1995	Australia	Coal-Fired Generation (700 MW)	100%	2019	189
1999	Netherlands	Gas Transmission/Distribution	100%	2025	231
1999	Netherlands	Gas Transmission/Distribution	100%	2025	153
2001	Austria	Hydro Generation (781 MW)	56%	2035	258
2002	Austria	Hydro Generation (184 MW)	100%	2030-36	174
2002	Austria	Hydro Generation (239 MW)	100%	2033-42	232
2002	Austria	Hydro Generation (80 MW)	100%	2039	87
					$ 1,423


Pepco Holdings Inc

Our Approach to Earnings Guidance

- Range provided for ongoing operations (GAAP results excluding special, unusual or extraordinary items)
- For guidance purposes, the items below will be excluded from results even if not classified as a special item for reporting purposes:
  - Effect of adopting new accounting standards
  - Effect of changes in tax law
  - Significant impairments of assets, including goodwill
  - Effect of changes in the tax treatment or estimated cash flows of the cross-border energy lease investments
  - Effect of net mark-to-market economic hedging activities at Pepco Energy Services
  - Other unusual items


Pepco Holdings Inc

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings from Continuing Operations *(Millions of dollars)*	Twelve Months Ended December 31,	
	2010	2009
Reported (GAAP) Net Earnings from Continuing Operations	$139	$223
Special Items:		
• Debt extinguishment costs	113	–
• Restructuring charge	18	–
• Effects of Pepco divestiture-related claims	6	–
• Mirant bankruptcy settlement	–	(24)
• Maryland income tax benefit	–	(11)
Net Earnings from Continuing Operations, Excluding Special Items	$276	$188

Earnings per Share from Continuing Operations	Twelve Months Ended December 31,	
	2010	2009
Reported (GAAP) Earnings per Share from Continuing Operations	$0.62	$1.01
Special Items:		
• Debt extinguishment costs	0.51	–
• Restructuring charge	0.08	–
• Effects of Pepco divestiture-related claims	0.03	–
• Mirant bankruptcy settlement	–	(0.11)
• Maryland income tax benefit	–	(0.05)
Earnings per Share from Continuing Operations, Excluding Special Items	$1.24	$0.85


Pepco Holdings Inc